EXHIBIT 12

THE HERTZ CORPORATION AND SUBSIDIARIES
CONSOLIDATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands of Dollars Except Ratios)
Unaudited

	Successor	Predecessor
	Three Months Ended
	March 31,
	2006	2005
Income (loss) before income taxes and minority interest	$(63,300)	$35,479
Interest expense	217,970	106,867
Portion of rent estimated to represent the interest factor	34,730	31,969
Earnings before income taxes, minority interest and fixed charges	$189,400	$174,315
Interest expense (including capitalized interest)	$219,562	$107,323
Portion of rent estimated to represent the interest factor	34,730	31,969
Fixed charges	$254,292	$139,292
Ratio of earnings to fixed charges	(a)	1.3

(a)            Earnings before income taxes, minority interest and fixed charges for the three months ended March 31, 2006 were inadequate to cover fixed charges by $64.9 million.